Exhibit 1.3

SIERRA WIRELESS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Fiscal Year Ended December 31, 2015

DATED February 29, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the years ended December 31, 2015, 2014 and 2013 and up to and including February 29, 2016.  This MD&A should be read together with our audited consolidated financial statements and the accompanying notes for the year ended December 31, 2015 (“the consolidated financial statements”).  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).  Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.

We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  You should carefully read “Cautionary Note Regarding Forward-looking Statements” in this MD&A and should not place undue reliance on any such forward-looking statements.

Throughout this document, references are made to certain non-GAAP financial measures that are not measures of performance under U.S. GAAP.  Management believes that these non-GAAP financial measures provide useful information to investors regarding the Company’s results of operations as they provide additional measures of its performance and assist in comparisons from one period to another.  These non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.  These non-GAAP financial measures are defined and reconciled to their nearest GAAP measure in “Non-GAAP Financial Measures” and "Liquidity and Capital Resources".

In this MD&A, unless the context otherwise requires, references to "the Company", "Sierra Wireless", "we", "us" and "our" refer to Sierra Wireless, Inc. and its subsidiaries.

Additional information about the Company, including our most recent consolidated financial statements and our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-looking Statements

This MD&A contains certain statements and information that are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”), including our business outlook for the short and longer term and statements regarding our strategy, plans and future operating performance.  Forward-looking statements are provided to help you understand our views of our short and longer term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are not promises or guarantees of future performance, they represent our current views and may change significantly. Forward-looking statements are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:

•	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	expected cost of goods sold;

•	expected component supply constraints;

•	our ability to “win” new business;

•	our ability to integrate acquired businesses and realize expected benefits;

•	expected deployment of next generation networks by wireless network operators;

•	our operations not being adversely disrupted by component shortages or other development, operating or regulatory risks; and

•	expected tax rates and foreign exchange rates.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in our forward-looking statements, including, without limitation:

•	competition from new or established service providers or from those with greater resources;

•	disruption of, and demands on, our ongoing business and diversion of management’s time and attention in connection with acquisitions or divestitures;

•	the loss of any of our significant customers;

•	cyber-attacks or other breaches of our information technology security;

•	we may be found to infringe on intellectual property rights of others;

•	we may not be able to obtain necessary rights to use software or components supplied by third parties;

•	we may be unable to enforce our intellectual property rights;

•	our ability to attract or retain key personnel;

•	we may experience difficulty responding to changing technology, industry standards and customer requirements;

•	our financial results are subject to fluctuation;

•	difficult or uncertain global economic conditions;

•	unanticipated costs associated with litigation or settlements;

•	failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects or other quality issues;

•	our dependence on a limited number of third party manufacturers;

•	our reliance on single source suppliers for certain components used in our products;

•	our dependence on wireless network carriers to promote and offer acceptable wireless data services;

•	risks related to contractual disputes with counterparties;

•	we are subject to governmental regulation;

•	the transmission, use and disclosure of user data and personal information could give rise to liability or additional costs; and

•	we have operations outside of North America and therefore are subject to risks inherent in foreign jurisdictions.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to below under "Risks and Uncertainties" and those referred to in our other regulatory filings with the U.S. Securities and Exchange Commission (the "SEC") in the United States and the provincial securities commissions in Canada.

Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

OVERVIEW

Business Overview

Sierra Wireless is building the Internet of Things ("IoT") with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of second generation ("2G"), third generation ("3G") and fourth generation ("4G") cellular embedded wireless modules and gateways, seamlessly integrated with our secure cloud and connectivity services. Original Equipment Manufacturers ("OEMs") and enterprises worldwide trust our innovative cellular solutions to get their connected products and services to market faster.

In 2015, we significantly advanced our device-to-cloud strategy by successfully completing three acquisitions and rapidly expanding our cloud and connectivity services business. On January 16, 2015, we acquired all of the shares of Wireless Maingate AB, a Sweden-based provider of M2M connectivity and data management services.  Mid-year, on June 18, 2015, we acquired substantially all of the assets of Accel Networks LLC, a leader in managed cellular broadband technology and connectivity services in North America.  On September 2, 2015, we acquired all of the shares of MobiquiThings SAS, a France-based mobile virtual network operator focused on the global machine-to-machine and telematics marketplace.

As a result of the three business acquisitions and a reorganization to drive focus and growth in our key lines of business, effective October 1, 2015, we are operating the Company under three reportable segments: (i) OEM Solutions; (ii) Enterprise Solutions; and (iii) Cloud and Connectivity Services. Prior to October 1, our Enterprise Solutions segment included the business operations that now comprise our new Cloud and Connectivity Services segment.

Our OEM Solutions segment includes cellular embedded modules, software and tools for OEM customers to integrate wireless cellular connectivity into products and solutions across a broad range of industries, including automotive, transportation, energy, enterprise networking, sales and payment, mobile computing, security, industrial monitoring, field services, residential, healthcare and others. Within our OEM Solutions segment, our embedded wireless module product portfolio spans 2G, 3G, and 4G cellular technologies. This product portfolio also includes cloud-based remote device management capability and support for on-board embedded applications using our open source, Linux-based application framework, called Legato and MangOh, a low cost customizable product development platform to accelerate prototypes and simplify the industrialization of IoT solutions.

Our Enterprise Solutions segment includes a range of intelligent gateways and management tools and applications that enable cellular connectivity for mobile, industrial and enterprise customers. Our 2G, 3G and 4G LTE intelligent cellular gateways are designed for use where reliability and security are essential, and are used in transportation, public safety, field services, energy, industrial, and enterprise networking applications worldwide. Our gateways can be easily configured for specific customer applications, and also support on-board embedded applications using our ALEOS application framework.

The Cloud and Connectivity Services business segment comprises three main areas of operation: (i) our cloud services business, which provides a secure and scalable cloud based platform for deploying and managing IoT applications; (ii) our connectivity services, which includes our Smart SIM supported by our mobile core networks; and (iii) our managed wireless broadband services business. The Cloud and Connectivity services support our fully integrated device-to-cloud strategy and are designed to enable worldwide IoT deployments by our customers. Our cloud based platform services can be used to collect, manage and process data from any number of connected assets across any network operator around the world. This device-to-cloud data connection provides our customers with a fully integrated, end-to-end solution that is simple to deploy and allows our customers to build their IoT applications without investing in infrastructure.  Our cloud based platform can also be used to centrally deploy and monitor IoT devices at the edge of the network, including configuring device settings and delivering firmware and embedded application updates remotely over the air.  Our SIM and connectivity services provide global, multi-operator subscriptions with unique benefits for IoT deployments such as quality of service improvements and consolidated multi-operator network coverage. Our broadband services provide proactive network management solutions utilizing cellular broadband gateways, routers and advanced antennas.

Our Strategy

We expect the global IoT market to grow significantly over the next decade. Enterprises, governments, and consumers are gaining a broader understanding of the benefits of collecting, storing and delivering data from machines and assets at the edge of the network to enable detailed analysis, monitoring, and enhanced services. New IoT applications are helping people and organizations to increase productivity, save energy costs, create new business models, and provide value-added services to their customers. An integral factor in the growth of IoT applications is cellular connectivity, which enables the transmission of data from embedded modules and gateways, through advanced mobile networks and cloud services, to the enterprise or consumer. Cellular connectivity supports applications such as the connected car, the connected home, the connected enterprise, as well as smart cities and the smart grid. Adoption of IoT solutions is driven by a number of factors including lower wireless connectivity costs, higher wireless connection speeds, new wireless technologies designed specifically for the IoT, new devices and tools to simplify application development and increasing levels of focus and investment from many large ecosystem players.

We believe these factors will continue to create attractive growth opportunities for the Company going forward. Based on third-party industry data, we are the global leader in embedded wireless modules with 35% global market share (source: ABI Research, June 2015) and we are widely recognized as the innovation leader in the cellular IoT sector as well.  We are also a leading provider of gateway and router solutions for industrial, enterprise and mobile applications. We have developed a cloud services platform that is highly integrated with our devices and embedded application software and, through recent acquisitions, we now offer wireless connectivity services. Our corporate strategy is to expand our business across the IoT value chain by:

•	Solidifying our leadership position in cellular embedded modules;

•	Enhancing our enterprise gateways business with new products and selective acquisitions that strengthen our position;

•	Continuing to innovate and expand into more IoT segments and geographical markets;

•
Leveraging our leading position in IoT devices to build integrated device-to-cloud solutions, providing our customers with simple, scalable and secure solutions that include wireless connectivity services; and

•	Accelerating revenue growth and improving operating leverage in our business model, to increase profitability and enhance shareholder value.

In 2015, we continued to deliver on our corporate strategy by:

•	Growing revenues by 10.8% compared to 2014 through organic growth and additional revenues from our acquisitions;

•	Successfully completing the acquisition of the following businesses that are now the core of our cloud and connectivity services business:

◦
On January 16, 2015 we acquired all of the outstanding shares of Wireless Maingate AB ("Maingate") for $91.6 million. Maingate is a leading provider of managed connectivity services in Europe. Maingate has its own core network and is a fully licensed mobile network operator with its own subscription management system, billing, and other capabilities in connectivity services.

◦
On June 18, 2015, we completed the acquisition of substantially all of the assets of Accel Networks LLC ("Accel") for $9.5 million in cash with contingent consideration of up to an additional $1.5 million under a performance-based earnout formula. Accel is a provider of 4G LTE managed connectivity services in the United States with enterprise customers in sectors such as retail, finance, security, energy, and hospitality.

◦
On September 2, 2015, we completed the acquisition of all the outstanding shares of MobiquiThings SAS ("MobiquiThings") for €13.5 million ($15.2 million) in cash with contingent consideration of up to an additional €12 million ($13.5 million) under a performance-based earnout formula. MobiquiThings is a European provider of managed connectivity services for the IoT. This acquisition provided us with an advanced core network platform that is fully integrated with the Maingate wireless services offering and our existing AirVantage Cloud service;

•	Continuing to secure new design wins with global OEMs and significantly increasing the lifetime value of our customer program pipeline;

•	Expanding our product line offering in Enterprise Solutions;

•
Continuing to improve our financial performance, with Non-GAAP operating margin increasing to 5.3% from 4.2% in 2014 and adjusted EBITDA margins increasing to 7.1% from 6.5% in 2014 (see "Non-GAAP Financial Measures"); and

•	Strengthening our broader organizational capability, including additional go-to-market resources to support our continued growth.

We continue to seek opportunities to acquire or invest in businesses, products and technologies that accelerate our strategy and growth.

Annual Overview — Financial highlights

In 2015, our revenue increased by 10.8% to $607.8 million, compared to 2014. This increase in revenue was driven by growth in our OEM Solutions segment as well as contributions from acquisitions completed in 2015 in our Cloud and Connectivity Services segment. Our OEM Solutions segment revenues grew by 9.8% to $523.4 million compared to 2014 while our Enterprise Solutions segment revenues decreased by 12.2% to $63.0 million compared to 2014 due to lower sales of our AirLink gateway products. Cloud and Connectivity Services revenue was $21.4 million in 2015. We have not disclosed comparative information for this new segment as the related business prior to 2015 was not material.
Foreign exchange rate changes impacted our Euro denominated revenue and Canadian dollar and Euro denominated operating expenses. We estimate that changes in exchange rates between 2015 and 2014 reduced our gross margin by approximately $2.4 million and reduced our operating expenses by approximately $10.9 million in 2015.
GAAP

•	2015 revenue increased by $59.3 million, or 10.8%, compared to 2014, reflecting continued growth in the OEM Solutions segment and contributions from acquired businesses.

•	Gross margin was 31.9%, down 0.7% from 2014, mainly due to the increased volume of lower margin products sold in 2015.

•	Operating earnings improved by $16.7 million, or 253.4%, compared to 2014, due to revenue growth, partially offset by increases in cost of goods sold.

•	Net loss improved by $14.2 million, or 84.1%, from 2014 mainly due to improved operating earnings in 2015.

•
Cash and cash equivalents were $93.9 million at the end of the year, a decrease of $113.1 million compared to 2014. This largely reflects the use of funds for the acquisitions of Maingate, Accel and MobiquiThings in 2015, as well as the purchase of an end of life 2G component in sufficient volume to support future sales of certain legacy products.

Non-GAAP(1)

•	Gross margin was 32.0%, down 0.7% from 2014, mainly due to increased volume of lower margin products sold in 2015.

•
Operating earnings improved by $9.6 million, or 42.0% compared to 2014, as a result of revenue growth, partially offset by higher operating expenses driven mainly by costs added as a result of our recent acquisitions.

•	Adjusted EBITDA increased by $7.5 million, or 21.2% compared to fiscal 2014, reflecting revenue growth in our OEM Solutions segment.

•	Net earnings increased by $5.9 million, or 29.9% compared to 2014, mainly due to improved operating earnings partially offset by higher income tax expenses.

(1)Non-GAAP results exclude the impact of stock-based compensation expense and related social taxes, acquisition amortization, impairment, gain on sale of AirCard business, acquisition-related and disposition costs, integration costs, restructuring costs, foreign exchange gains or losses on translation of balance sheet accounts and certain tax adjustments. Refer to "Non-GAAP financial measures" for additional details.

**Revenue ($ millions)**

| | 2013 | 2014 | 2015 |
|---|---|---|---|
| Revenue | 441.9 | 548.5 | 607.8 |

**Gross margin (%)**

| | 2013 | 2014 | 2015 |
|---|---|---|---|
| GAAP | 33.0 | 32.6 | 31.9 |
| NON-GAAP(1) | 33.1 | 32.7 | 32.0 |

**Earnings (loss) from operations ($ millions)**

| | 2013 | 2014 | 2015 |
|---|---|---|---|
| GAAP | (17.7) | (6.6) | 10.1 |
| NON-GAAP(1) | 5.0 | 22.8 | 32.4 |

**Net earnings (loss) from continuing operations ($ millions)**

| | 2013 | 2014 | 2015 |
|---|---|---|---|
| GAAP | (15.6) | (16.9) | (2.7) |
| NON-GAAP(1) | 6.9 | 19.8 | 25.8 |

**Adjusted EBITDA ($ millions)**

| | 2013 | 2014 | 2015 |
|---|---|---|---|
| Adjusted EBITDA(1) | 18.7 | 35.4 | 42.9 |

**Free Cash Flow ($ millions)**

| | 2013 | 2014 | 2015 |
|---|---|---|---|
| Free Cash Flow(1) | 3.2 | 37.9 | -0.5 |

(1)Non-GAAP results exclude the impact of stock-based compensation expense and related social taxes, acquisition amortization, impairment, gain on sale of AirCard business, acquisition-related and disposition costs, integration costs, restructuring costs, foreign exchange gains or losses on translation of balance sheet accounts and certain tax adjustments. Refer to "Non-GAAP financial measures" for additional details.

Selected Annual Financial information:

(in thousands of U.S. dollars, except where otherwise stated)	2015	2014	2013
Statement of Operations data:
Revenue	$607,798	$548,523	$441,860

Gross Margin
- GAAP	$193,855	$178,979	$145,641
- Non-GAAP (1)	194,502	179,534	146,047

Gross Margin %
- GAAP	31.9%	32.6%	33.0%
- Non-GAAP (1)	32.0%	32.7%	33.1%

Earnings (loss) from operations
- GAAP	$10,114	$(6,594)	$(17,664)
- Non-GAAP (1)	32,361	22,794	5,053

Adjusted EBITDA	$42,911	35,411	18,702

Net earnings (loss) from continuing operations
- GAAP	$(2,674)	$(16,853)	$(15,550)
- Non-GAAP (1)	25,774	19,848	6,942

Net earnings from discontinued operations
- GAAP	$—	$—	$70,588
- Non-GAAP (1)	—	—	4,420

Net earnings (loss)
- GAAP	$(2,674)	$(16,853)	$55,038
- Non-GAAP (1)	25,774	19,848	11,362

Revenue by Segment:
OEM Solutions	$523,366	$476,650	$382,016
Enterprise Solutions	63,072	71,873	59,844
Cloud and Connectivity Services	21,360	—	—

Share and per share data:
Basic and diluted earnings (loss) from continuing operations per share (in dollars)
- GAAP	$(0.08)	$(0.53)	$(0.50)
- Non-GAAP (1)	$0.80	$0.63	$0.23

Basic and diluted earnings (loss) per share (in dollars)
- GAAP	$(0.08)	$(0.53)	$1.79
- Non-GAAP (1)	$0.80	$0.63	$0.37

Common shares (in thousands)
At period-end	32,337	31,869	31,098
Weighted average - basic and diluted	32,166	31,512	30,771

Balance sheet data (end of period):
Cash and cash equivalents and short-term investments	$93,936	$207,062	$179,886
Total assets	546,332	515,364	512,000
Total long-term obligations	44,353	26,608	21,550

(1) Non-GAAP results exclude the impact of stock-based compensation expense and related social taxes, acquisition amortization, impairment, gain on sale of AirCard business, acquisition-related and disposition costs, integration costs, restructuring costs, foreign exchange gains or losses on translation of balance sheet accounts, and certain tax adjustments.  Refer to “Non-GAAP financial measures” for additional details.

See discussion under “Consolidated Annual Results of Operations” for factors that have caused period to period variations.

Other key business highlights for the year ended December 31, 2015:

•
We announced a strategic collaboration with L&T Technology Services, which is establishing a center of excellence to support customers worldwide in developing their IoT applications using our Legato embedded application platform.

•
We reached a new milestone in our collaboration with PSA Peugeot Citroen, with a next-generation design win using AirPrime AR Series smart automotive modules, the Legato platform and the AirVantage cloud.

•
We introduced Project mangOH, a wireless open hardware reference design, with an open interface standard developed by us, as part of our ongoing strategy to expand and accelerate innovation in the IoT.

•	We were selected by Arval, a leader in full service vehicle leasing and fleet management, for deployment of our device-to-cloud technology to help build its new global telematics solutions.

•
We were recently awarded the "Best Gateway for Branch Offices, Fast Food and Casual Dining of the Year" in the M2M/IoT category by Compass Intelligence, a global market research and consulting firm, for our 4G LTE AirLink ES450 Enterprise Cellular Gateway.

OEM Solutions

•
We introduced four new AirPrime embedded modules, the first to support LTE-Advanced networks worldwide (LTE-A). LTE-A is the latest generation of 4G LTE network standards, aimed at improving network capacity, throughput, data speed and operational cost-efficiency.

•
We introduced the next-generation AirPrime WP Series of smart wireless modules, designed to reduce system complexity and accelerate the development of connected products and applications for the Internet of Things.

•
We announced that Iskraemeco, one of the leading providers of Advanced Metering Management (AMM) systems in the world, has selected our AirPrime HL Series to enable cellular connectivity in smart metering deployments worldwide.

•	We announced that Itron has selected our AirPrime HL Series modules to enable cellular connectivity in its latest line of smart gas meters.

•	Maestro Wireless Solutions Limited, a leading provider of tracking devices for IoT applications globally, has announced that its first LTE Cat-1 tracker is based on our AirPrime HL Series.

•
Our AirPrime EM7455, the industry's first embedded module to support LTE-Advanced, has been selected by Lenovo to provide fast and reliable LTE-Advanced cellular connectivity in next-generation notebooks, tablets, and 2-in-1s.

•	Our new HL7690 LTE Cat-1 embedded modules were selected by Sagemcom, a leading European communications equipment provider, for its smart meters to be deployed by Enexis in the Netherlands.

•
Our AirPrime HL Series embedded modules were selected by Parkeon, a global leader in parking, transit and urban mobility solutions, to enable cellular connectivity in smart parking deployments worldwide.

•
Our smart automotive modules were selected by Valeo, the global automotive products and systems company, for a new generation of telematics control units to enable connected car services internationally.

•	Secured the largest design win in the Company's history with an international Automotive OEM.

Enterprise Solutions

•
We announced the launch of our next generation of AirLink gateways. The AirLink GX450 4G mobile gateway and the AirLink ES450 4G enterprise gateway offer support for a broader array of LTE frequency bands, making them compatible with mobile networks worldwide.

•	We announced the commercial availability of FirstNet Band 14 LTE support for the oMG2000 mobile gateway.

•
We announced the launch of the AirLink Raven RV50 gateway, the LTE successor to the market's most widely deployed cellular gateway solution for energy and industrial applications. The RV50 offers a rugged design and the lowest power consumption of any LTE industrial gateway, providing reliable connectivity for the most demanding applications.

Cloud and Connectivity Services

•	We introduced the IoT Acceleration Platform, the industry's first integrated service platform that combines cloud, IoT hardware, and managed connectivity services for worldwide deployments.

•	Recently, we introduced our Smart SIM technology and connectivity service that provides customers with superior coverage and service quality to maximize the reliability of global IoT applications.

Outlook

For the full year 2016, we expect revenue to be in the range of $630 million to $670 million and non-GAAP earnings per share to be in the range of $0.60 to $0.90. In the first quarter of 2016, we expect revenue to be in the range of $135 million to $145 million and non-GAAP earnings per share to be slightly negative to slightly positive.

We believe that the market for wireless IoT solutions has strong long-term growth prospects.  We anticipate strong growth in the number of devices being wirelessly connected, driven by key enablers, such as lower wireless connectivity costs, faster wireless connection speeds, new wireless technologies designed specifically for the IoT, new devices and tools to simplify the development of IoT applications, and increased focus and investment from large ecosystem players.  More importantly, we see strong customer demand emerging in many of our target verticals driven by increasing recognition of the value created by deploying IoT solutions, such as new revenue streams and cost efficiencies.

Key factors that we expect will affect our results in the near term are:

•	the timely ramp up of sales of our new products recently launched or currently under development;

•	the timely launch and ramp up of new customer programs;

•	our ability to secure future design wins with both existing and new customers;

•	the availability of components from key suppliers;

•	contributions to our operating results from the acquisitions we completed in 2015;

•	successful implementation and roll-out of our IoT Acceleration Platform;

•	the level of success our customers achieve with sales of connected solutions to end users;

•	fluctuations in foreign exchange rates;

•	the continuation of our device-to-cloud strategy as we evaluate future acquisitions;

•	general economic conditions in the markets we serve;

•	the strength of our competitive position in the market; and

•	seasonality in demand.

We expect that product and price competition from other wireless device manufacturers and solution providers will continue to play a role in the IoT market.  As a result of these factors, we may experience volatility in our results on a quarter-to-quarter basis. Gross margin percentage may fluctuate from quarter-to-quarter depending on product and customer mix, average selling prices and product costs.

See "Cautionary Note Regarding Forward-Looking Statements".

Disposition of AirCard Business

On April 2, 2013, we completed the sale of substantially all of the assets and operations related to our AirCard business to Netgear, Inc. (“Netgear”). Proceeds of the disposition, after final inventory adjustments, were $136.6 million plus assumed liabilities and were comprised of cash proceeds of $122.8 million, funds previously held in escrow of $13.8 million and assumed liabilities. After transaction costs of $2.8 million, we recorded an after tax gain on disposal of $70.2 million. On April 3, 2014, we received the full $13.8 million cash proceeds previously held in escrow for realized net cash proceeds of $127.8 million from the divestiture after giving consideration to related taxes and transaction costs.

In accordance with U.S. GAAP, the results of operations and the gain on sale of the AirCard business have been presented as discontinued operations in our consolidated statements of operations for the year ended December 31, 2013. The historical consolidated statements of operations and related selected financial information have been retrospectively adjusted to distinguish between continuing operations and discontinued operations.
Summarized results from discontinued operations for the year ended December 31, 2013 were as follows:

(in thousands of U.S. dollars)	2013
Revenue	$46,701
Cost of goods sold	32,978
Gross margin	13,723
Expenses	12,918
Earnings from operations	805
Income tax expense	399
Earnings from operations, net of taxes	406
Gain on sale of AirCard business, net of taxes	70,182
Net earnings from discontinued operations	$70,588

CONSOLIDATED ANNUAL RESULTS OF OPERATIONS

(in thousands of U.S. dollars, except where otherwise stated)	2015		2014		2013
	$	% of Revenue	$	% of Revenue	$	% of Revenue
Revenue	607,798	100.0%	548,523	100.0%	441,860	100.0%
Cost of goods sold	413,943	68.1%	369,544	67.4%	296,219	67.0%
Gross margin	193,855	31.9%	178,979	32.6%	145,641	33.0%
Expenses
Sales and marketing	54,144	8.9%	50,476	9.2%	42,182	9.6%
Research and development	74,020	12.2%	80,937	14.8%	73,112	16.5%
Administration	40,321	6.6%	37,027	6.7%	35,164	8.0%
Restructuring	951	0.2%	1,598	0.3%	171	—%
Acquisition-related and integration	1,945	0.3%	2,670	0.5%	535	0.1%
Impairment	—	—%	3,756	0.7%	—	—%
Amortization	12,360	2.0%	9,109	1.6%	12,141	2.8%
	183,741	30.2%	185,573	33.8%	163,305	37.0%
Earnings (loss) from operations	10,114	1.7%	(6,594)	(1.2)%	(17,664)	(4.0)%
Foreign exchange gain (loss)	(11,843)		(12,390)		3,823
Other income (expense)	115		854		(98)
Loss before income taxes	(1,614)		(18,130)		(13,939)
Income tax expense (recovery)	1,060		(1,277)		1,611
Net loss from continuing operations	(2,674)		(16,853)		(15,550)
Net earnings from discontinued operations	—		—		70,588
Net earnings (loss)	(2,674)		(16,853)		55,038

Net earnings (loss) per share - basic and diluted (in dollars)
Continuing operations	(0.08)		(0.53)		(0.50)
Discontinued operations	—		—		2.29
	(0.08)		(0.53)		1.79

Fiscal Year 2015 Compared to Fiscal Year 2014

Revenue
Revenue increased by $59.3 million, or 10.8%, in 2015 compared to 2014. The increase was mainly driven by growth in OEM Solutions, with solid contributions from automotive, energy, and enterprise networking customers as well as contributions of $20.1 million from the acquired Maingate, Accel and MobiquiThings businesses in 2015. This increase was partially offset by the unfavorable foreign exchange impact on Euro denominated revenue and weaker year-over-year gateway revenue.

Our geographic revenue mix for the years ended December 31, 2015 and 2014 was as follows:
During the years ended December 31, 2015, 2014 and 2013, no customer accounted for more than 10% of our aggregated revenue, from continuing and discontinued operations.

Gross margin
Gross margin was 31.9% of revenue in 2015, compared to 32.6% in 2014. The modest decrease in gross margin percentage was primarily driven by an increase in sales to high volume but lower margin Automotive OEM customers, combined with lower revenue from our higher margin Enterprise Solutions segment and unfavorable foreign exchange rates. This was partially offset by product cost reductions and the addition of newly acquired, higher margin connectivity services revenue. Gross margin included stock-based compensation expense and related social taxes of $0.6 million in both 2015 and 2014.

Sales and marketing
Sales and marketing expenses increased $3.7 million, or 7.3%, in 2015, compared to 2014 primarily as a result of the additional costs from recent acquisitions and targeted investments in resources to support our go-to-market strategy, partially offset by the favorable impact of foreign exchange. Sales and marketing expenses included stock-based compensation and related social taxes of $2.2 million in both 2015 and 2014.

Research and development
Research and development (“R&D”) expenses decreased by $6.9 million, or 8.5%, in 2015, compared to 2014.  The decrease in R&D expenses was primarily due to lower amortization related to businesses acquired and the favorable impact of foreign exchange, partially offset by higher certification costs and investment in R&D resources.

R&D expenses included stock-based compensation and related social taxes of $1.5 million in 2015, compared to $2.1 million in 2014.  R&D expenses also included acquisition amortization of $1.3 million in 2015, compared to $5.7 million in 2014.

Administration
Administration expenses increased by $3.3 million, or 8.9%, in 2015, compared to 2014, primarily due to additional expenses associated with the acquired Maingate, Accel and MobiquiThings businesses, as well as higher corporate development costs, partially offset by the favorable impact of foreign exchange. Administration expenses included stock-based compensation expense and related social taxes of $5.3 million in 2015, compared to $5.6 million in 2014.

Restructuring
Restructuring costs were lower by $0.6 million in 2015, compared to 2014. Restructuring costs in 2015 were related to implementation of a plan to realign responsibilities within our Enterprise Solutions segment to reflect the evolution of our business and to provide dedicated focus on our enterprise gateways and recently acquired cloud and connectivity services businesses. Restructuring costs in 2014 were related to our decision to reduce the scope of 2G chipset development activities.

Acquisition-related and integration
Acquisition-related and integration costs decreased by $0.7 million in 2015, compared to 2014. The decrease was primarily due to a $0.8 million change in the fair value of acquisition-related contingent consideration.

Impairment
In the second quarter of 2014, we made a decision to reduce the scope of 2G chipset development activities, which resulted in a $3.8 million impairment. Management evaluated the recoverability of costs and determined that the expected future cash flows were lower than the carrying value of the assets associated with this project. No such impairment was recorded in 2015.

Amortization
Amortization expense increased by $3.3 million, or 35.7%, in 2015, primarily due to higher acquisition related amortization.  Amortization expense in 2015 included $8.4 million of acquisition amortization compared to $5.2 million in 2014.

Foreign exchange gain (loss)
Foreign exchange loss was $11.8 million in 2015, compared to a loss of $12.4 million in 2014.  Commencing in the second quarter of 2015, we classified an intercompany Euro denominated loan ("Intercompany Loan") as part of a net investment in a foreign subsidiary which resulted in the foreign exchange gain or loss from revaluation of the Intercompany Loan being recognized in other comprehensive income on a prospective basis. Prior to the second quarter of 2015, we had the intention to have the foreign subsidiary repay the Intercompany Loan and, as such, the foreign exchange fluctuations from the revaluation of the Intercompany Loan were recognized through foreign exchange gain or loss as part of net earnings.

Income tax expense (recovery)
Income tax expense was $1.1 million in 2015, compared to an income tax recovery of $1.3 million in 2014. The additional expense was due to higher earnings and the impact of a shift of earnings between jurisdictions. The recovery in 2014 was related to a combination of changes in deferred income tax assets and the release of a FASB Interpretation No. 48 provision which had become statute barred.

Net earnings (loss)
Net loss was $2.7 million in 2015, compared to net loss of $16.9 million in 2014. The decrease in the net loss reflects improved earnings from operations partially offset by higher income tax expenses.

Net loss in 2015 included stock-based compensation expense and related social taxes of $9.7 million and acquisition amortization of $9.7 million. Net loss in 2014 included stock-based compensation expense and related social taxes of $10.5 million and acquisition amortization of $10.9 million.

Weighted average number of shares
The weighted average basic and diluted shares outstanding were 32.2 million for the year ended December 31, 2015 and 31.5 million for the year ended December 31, 2014.

The number of shares outstanding was 32.3 million at December 31, 2015, compared to 31.9 million at December 31, 2014. The increase in the number of shares outstanding was primarily due to the issuance of common shares as a result of stock option exercises.

Fiscal Year 2014 Compared to Fiscal Year 2013

Revenue
Revenue increased by $106.6 million, or 24.1%, in 2014, compared to 2013. The increase was largely driven by growth in OEM Solutions, with particular strength in 3G and 4G sales, including solid contributions from automotive, field services, energy, networking and mobile computing customers. In addition, there was strong contribution in Enterprise Solutions from the acquired In Motion products.

Our geographic revenue mix for the years ended December 31, 2014 and 2013 was as follows:

Gross margin
Gross margin was 32.6% of revenue in 2014, compared to 33.0% in 2013. The decrease in gross margin was primarily related to the increased volume of lower margin products sold by our OEM Solutions segment in 2014 compared to 2013. Gross margin improved sequentially throughout 2014 to 33.5% in the fourth quarter driven mainly by certain product cost reductions negotiated during the year. Gross margin included stock-based compensation expense and related social taxes of $0.6 million in 2014, compared to $0.4 million in 2013.

Sales and marketing
Sales and marketing expenses increased $8.3 million, or 19.7%, in 2014, compared to 2013 primarily due to the additional sales and marketing expenses from In Motion beginning in March 2014, as well as targeted investments in our go-to-market capability and higher incentive compensation due to higher revenues. Sales and marketing expenses included stock-based compensation and related social taxes of $2.2 million in 2014, compared to $1.9 million in 2013.

Research and development
R&D expenses increased by $7.8 million, or 10.7%, in 2014, compared to 2013.  The increase in R&D expenses related primarily to additional costs associated with the acquired businesses of AnyData and In Motion along with the impact of lower R&D tax credits received in 2014 compared to 2013.

R&D expenses included stock-based compensation and related social taxes of $2.1 million in 2014, compared to $1.4 million in 2013.  R&D expenses also included acquisition amortization of $5.7 million in 2014, compared to $5.5 million in 2013.

Administration
Administration expenses increased by $1.9 million, or 5.3%, in 2014, compared to 2013, primarily due to additional expenses associated with the acquired AnyData and In Motion businesses and a specific bad debt provision. Administration expenses included stock-based compensation expense and related social taxes of $5.6 million in 2014, compared to $4.3 million in 2013.

Restructuring
Restructuring costs increased by $1.4 million in 2014, compared to 2013, primarily related to severance and benefit payments to employees impacted by the staff reductions related to the Company's decision to reduce the scope of 2G chipset development activities.

Acquisition-related and integration
Acquisition-related and integration costs increased by $2.1 million in 2014, compared to 2013, primarily reflecting the costs incurred to acquire and integrate In Motion into our operations and $0.6 million incurred through December 31, 2014 to acquire Maingate.

Impairment
In the second quarter of 2014, we made a decision to reduce the scope of 2G chipset development activities, which resulted in a $3.8 million impairment. Management evaluated the recoverability of costs and determined that the expected future cash flows were lower than the carrying value of the assets associated with this project. No such impairment was recorded in 2013.

Amortization
Amortization expense decreased by $3.0 million, or 25.0%, in 2014, primarily due to lower acquisition related amortization.  Amortization expense in 2014 included $5.2 million of acquisition amortization compared to $8.2 million in 2013.

Foreign exchange gain (loss)
Foreign exchange loss was $12.4 million in 2014, compared to a gain of $3.8 million in 2013.  Foreign exchange loss in 2014 includes an unrealized loss of $7.4 million on revaluation of an intercompany loan to a self-sustaining subsidiary, primarily driven by the decline in the Euro relative to the U.S. dollar. Foreign exchange gain in 2013 includes an unrealized gain of $2.7 million on revaluation of the intercompany loan.

Foreign exchange rate changes also impacted our Euro and Canadian dollar denominated revenue and operating expenses.  We estimate that net changes in exchange rates between 2014 and 2013 positively impacted our 2014 gross margin by approximately $0.4 million and our operating expenses by approximately $3.4 million.

Income tax expense (recovery)
Income tax recovery was $1.3 million in 2014, compared to an income tax expense of $1.6 million in 2013. The recovery in 2014 was related to a combination of changes in deferred income tax assets and the release of a FASB Interpretation No. 48 provision which had become statute barred.

Net loss from continuing operations
Net loss from continuing operations increased by $1.3 million in 2014, compared to 2013.  The increase reflected an increase in foreign exchange loss partially offset by an increase in operating earnings and income tax recoveries.

Net loss from continuing operations in 2014 included stock-based compensation expense and related social taxes of $10.5 million and acquisition amortization of $10.9 million. Net loss from continuing operations in 2013 included stock-based compensation expense of $8.0 million and acquisition amortization of $13.7 million.

Net earnings (loss)
Net loss was $16.9 million in 2014, compared to net earnings of $55.0 million in 2013. The 2014 net loss includes after-tax foreign exchange losses compared to after-tax foreign exchange gains in 2013. Net earnings in 2013 includes the $70.2 million after-tax gain on sale of the AirCard business, combined with the absence of earnings from discontinued operations.

Weighted average number of shares
The weighted average basic and diluted number of shares outstanding was 31.5 million for the year ended December 31, 2014 and was 30.8 million for the year ended December 31, 2013.

The number of shares outstanding was 31.9 million at December 31, 2014, compared to 31.1 million at December 31, 2013. The increase in number of shares outstanding was primarily due to the issuance of common shares as a result of stock option exercises.

SEGMENTED INFORMATION

OEM Solutions

				% change
(in thousands of U.S. dollars, except where otherwise stated)	2015	2014	2013	2015 vs 2014	2014 vs 2013
Revenue	$523,366	$476,650	$382,016	9.8%	24.8%
Cost of goods sold	371,559	336,132	266,867	10.5%	26.0%
Gross margin	$151,807	$140,518	$115,149	8.0%	22.0%
Gross margin %	29.0%	29.5%	30.1%

Fiscal Year 2015 compared to 2014
Revenue increased by $46.7 million, or 9.8%, in 2015, compared to 2014. This increase was primarily due to continued growth in sales of 3G and 4G products and solid contributions from automotive, energy and enterprise networking customers. Gross margin percentage modestly decreased in 2015 primarily due to an increase in sales to high volume but lower margin Automotive OEM customers and unfavorable foreign exchange rates, partially offset by product cost reductions on certain components.

Fiscal Year 2014 compared to 2013
Revenue increased by $94.6 million, or 24.8%, to $476.7 million in 2014, compared to 2013. This increase was due to solid contributions from automotive, field services, energy and mobile computing customers. Gross margin percentage decreased in 2014 primarily driven by customer mix within the OEM Solutions segment favoring high volume, lower margin customers, partially offset by product cost reductions.

Enterprise Solutions

				% change
(in thousands of U.S. dollars, except where otherwise stated)	2015	2014	2013	2015 vs 2014	2014 vs 2013
Revenue	$63,072	$71,873	$59,844	(12.2)%	20.1%
Cost of goods sold	29,945	33,412	29,352	(10.4)%	13.8%
Gross margin	$33,127	$38,461	$30,492	(13.9)%	26.1%
Gross margin %	52.5%	53.5%	51.0%

Fiscal Year 2015 compared to 2014
Revenue decreased by $8.8 million, or 12.2%, in 2015, compared to 2014.  The decrease was driven by lower sales of AirLink gateway products due to heightened competition and the impact on sales of a new product pipeline that had not yet been fully launched into the market. Gross margin percentage decreased in 2015, driven primarily by unfavorable product mix resulting from lower sales of higher margin gateway products and overall lower sales volume.

Fiscal Year 2014 compared to 2013
Revenue increased by $12.0 million, or 20.1%, to $71.9 million in 2014, compared to 2013.  The increase was driven by revenue contribution from the acquired In Motion business, partially offset by lower demand for AirLink products. Gross margin percentage improved in 2014, driven primarily by a combination of favorable product mix, including the acquired In Motion products, and lower product warranty costs compared to 2013.

Cloud and Connectivity Services

(in thousands of U.S. dollars, except where otherwise stated)	2015	2014	2013
Revenue	$21,360	$—	$—
Cost of goods sold	12,439	—	—
Gross margin	$8,921	$—	$—
Gross margin %	41.8%	—%	—%

Cloud and Connectivity Services is a new reportable segment that was created following the implementation of a new organizational structure during 2015. The 2015 segment information reflects its operations for the entire year. We have not disclosed comparative information for this new segment as the operations related to Cloud and Connectivity Services that were formerly included in the Enterprise Solutions segment were not material prior to 2015. The segment comprises revenues derived from our cloud-based platform, our connectivity services and our managed wireless broadband services and includes the acquisitions of Maingate, Accel and MobiquiThings and our existing AirVantage cloud-based platform.

FOURTH QUARTER OVERVIEW

Consolidated Results of Operations:

	Three months ended December 31,
(in thousands of U.S. dollars, except where otherwise stated)	2015		2014
		% of		% of
	$	Revenue	$	Revenue
Revenue	144,846	100.0%	149,078	100.0%
Cost of goods sold	99,783	68.9%	99,072	66.5%
Gross margin	45,063	31.1%	50,006	33.5%
Expenses
Sales and marketing	14,315	9.9%	12,682	8.5%
Research and development	18,539	12.8%	21,012	14.1%
Administration	9,393	6.5%	9,008	6.0%
Restructuring	201	0.1%	540	0.4%
Acquisition-related and integration	(616)	(0.4)%	1,273	0.9%
Amortization	3,905	2.7%	2,092	1.4%
	45,737	31.6%	46,607	31.3%
Earnings (loss) from operations	(674)	(0.5)%	3,399	2.3%
Foreign exchange loss	(1,398)		(3,852)
Other income (expense)	(16)		246
Loss before income taxes	(2,088)		(207)
Income tax expense (recovery)	(1,705)		1,494
Net loss	(383)		(1,701)

Net loss per share - Basic and diluted (in dollars)	(0.01)		(0.05)

GAAP:

•
In the fourth quarter of 2015 revenue decreased by $4.2 million, or 2.8%, compared to the fourth quarter of 2014 primarily as a result of lower sales to certain customers in a number of segments within our OEM Solutions segment compared to the same period in 2014.

•
Gross margin was 31.1% in the fourth quarter of 2015, compared to 33.5% in the fourth quarter of 2014. The decrease in gross margin in the fourth quarter of 2015 compared to the fourth quarter of 2014 is primarily attributable to an increase in sales to high volume but lower margin Automotive OEM customers and higher costs for a certain end of life component used in our legacy OEM products, combined with lower revenue from our higher margin Enterprise Solutions segment and unfavorable foreign exchange rates. This was partially offset by product cost reductions in certain other components and the addition of newly acquired wireless services revenue at above corporate average margins.

•
Earnings from operations decreased by $4.1 million in the fourth quarter of 2015 compared to the fourth quarter of 2014 as a result of lower revenue and associated gross margin and higher operating expenses reflecting the acquired cost structure of the Maingate, Accel and MobiquiThings businesses and targeted investments in resources to support our go-to-market strategy, partially offset by the favorable impact of foreign exchange in the fourth quarter of 2015 compared to the fourth quarter of 2014.

•
Net loss improved by $1.3 million in the fourth quarter of 2015, compared to the fourth quarter of 2014. Lower operating income in the fourth quarter of 2015 was partially offset by an income tax recovery and lower foreign exchange losses, which reduced the net loss compared to 2014.

•
Cash and cash equivalents at the end of the fourth quarter of 2015 were $93.9 million, an increase of $5.5 million compared to $88.3 million at the end of the third quarter of 2015. The increase was attributable to an increase in cash generated from operating activities of $13.1 million partially offset by purchases of shares for RSU distribution and capital expenditures.

NON-GAAP:

•	Gross margin was 31.2% in the fourth quarter of 2015, compared to 33.6% in the fourth quarter of 2014.

•	Earnings from operations decreased by $6.7 million compared to the fourth quarter of 2014.

•	Adjusted EBITDA decreased by $6.4 million compared to the fourth quarter of 2014. This decrease reflects decreased revenue and decreased earnings growth in the fourth quarter of 2015.

•	Net earnings decreased by $6.6 million, compared to the fourth quarter of 2014. This decrease was the result of lower operating profit in the fourth quarter of 2015.

•	See "Non-GAAP Financial Measures".

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The following tables highlight selected financial information for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2015.  The selected financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These results are not necessarily indicative of results for any future period.  You should not rely on these results to predict future performance.

(in thousands of U.S. dollars, except where otherwise stated)	2015				2014
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$144,846	$154,581	$157,965	$150,406	$149,078	$143,270	$135,012	$121,163
Cost of goods sold	99,783	105,572	107,018	101,570	99,072	96,215	91,691	82,566
Gross margin	45,063	49,009	50,947	48,836	50,006	47,055	43,321	38,597
Gross margin %	31.1%	31.7%	32.3%	32.5%	33.5%	32.8%	32.1%	31.9%
Expenses
Sales and marketing	14,315	13,856	12,828	13,145	12,682	12,633	12,795	12,366
Research and development	18,539	17,987	18,402	19,092	21,012	19,887	20,021	20,017
Administration	9,393	9,416	11,092	10,420	9,008	9,006	9,680	9,333
Restructuring	201	39	711	—	540	71	987	—
Acquisition-related and integration	(616)	443	1,015	1,103	1,273	356	71	970
Impairment	—	—	—	—	—	—	3,756	—
Amortization	3,905	3,066	2,787	2,602	2,092	2,159	2,275	2,583
	45,737	44,807	46,835	46,362	46,607	44,112	49,585	45,269
Earnings (loss) from operations	(674)	4,202	4,112	2,474	3,399	2,943	(6,264)	(6,672)
Foreign exchange gain (loss)	(1,398)	(102)	1,550	(11,893)	(3,852)	(8,039)	(891)	392
Other income (expense)	(16)	13	13	105	246	317	265	26
Earnings (loss) before income taxes	(2,088)	4,113	5,675	(9,314)	(207)	(4,779)	(6,890)	(6,254)
Income tax expense (recovery)	(1,705)	827	1,599	339	1,494	(1,875)	1,353	(2,249)
Net earnings (loss)	$(383)	$3,286	$4,076	$(9,653)	$(1,701)	$(2,904)	$(8,243)	$(4,005)
Earnings (loss) per share - GAAP in dollars
Basic	$(0.01)	$0.10	$0.13	$(0.30)	$(0.05)	$(0.09)	$(0.26)	$(0.13)
Diluted	$(0.01)	$0.10	$0.12	$(0.30)	$(0.05)	$(0.09)	$(0.26)	$(0.13)
Weighted average number of shares (in thousands)
Basic	32,282	32,231	32,166	31,983	31,759	31,582	31,466	31,235
Diluted	32,282	32,823	32,915	31,983	31,759	31,582	31,466	31,235

Our quarterly results may fluctuate from quarter-to-quarter, driven by variation in sales volume, product mix and the combination of variable and fixed operating expenses.  The impact of significant items incurred during the first three interim periods of the year ended December 31, 2015 are discussed in more detail and disclosed in our quarterly reports and management’s discussion and analysis.  Factors that affected our quarterly results in 2015 are listed below.

•
In the first quarter of 2015, net loss increased $7.9 million, or $0.25 per common share, to a net loss of $9.7 million, compared to the fourth quarter of 2014. The increase in the net loss was largely related to lower gross margin and higher foreign exchange losses partially offset by lower income tax expenses in the first quarter of 2015.

•
In the second quarter of 2015, net earnings increased by $13.7 million, or $0.42 per common share, compared to net earnings of $4.1 million, in the first quarter of 2015 mainly driven by higher revenue and associated gross margin, as well as a $1.6 million foreign exchange gain in the second quarter of 2015 compared to a $11.9 million foreign exchange loss in the first quarter of 2015.

•
In the third quarter of 2015, net earnings decreased by $0.8 million, or $0.02 per common share, compared to net earnings of $3.3 million, in the second quarter of 2015, driven by a combination of lower revenue and gross margin, as well as higher foreign exchange losses partially offset by lower operating expenses and lower income tax expenses.

•
In the fourth quarter of 2015, net loss increased by $3.7 million, or $0.11 per common share, to a loss of $0.4 million, compared to the third quarter of 2015, primarily due to a lower revenue and gross margin, higher operating expenses and higher foreign exchange loss, partially offset by an income tax recovery.

LIQUIDITY AND CAPITAL RESOURCES

Selected Financial Information:

(in thousands of U.S. dollars)	2015	2014	2013
Cash flows provided before changes in non-cash working capital:	$29,089	$27,380	$13,257
Changes in non-cash working capital
Accounts receivable	(8,437)	(5,180)	10,897
Inventories	(16,262)	(8,949)	11,908
Prepaid expense and other	(5,748)	25,421	(7,254)
Accounts payable and accrued liabilities	16,342	10,538	(13,139)
Deferred revenue and credits	(451)	(510)	1,147
	(14,556)	21,320	3,559
Cash flows provided by (used in):
Operating activities	$14,533	$48,700	$16,816

Investing activities	$(127,969)	$(22,336)	$98,754
Acquisitions	(112,895)	(23,853)	(5,196)
Net proceeds from sale of AirCard business	—	13,800	119,958
Capital expenditures and increase in intangible assets	(15,079)	(10,829)	(13,570)
Net change in short-term investments and other assets	—	(1,584)	(2,470)

Financing activities	$(3,047)	$22	$(925)
Issue of common shares	3,837	6,404	8,106
Repurchase of common shares for cancellation	—	—	(5,772)
Purchase of treasury shares for RSU distribution	(6,584)	(5,955)	(3,433)

Free Cash Flow (1)	$(546)	$37,871	$3,246

(1) See "Non-GAAP Financial Measures".

Operating Activities
Cash provided by operating activities decreased by $34.2 million year-over-year, primarily due to higher working capital requirements in 2015 due to purchases of an end of life component to be used in our legacy OEM products and prepayment of an intellectual property license. Favorable working capital requirements in 2014 were driven by the reduction of required inventory prepayments as a result of improved commercial terms from one of our contract manufacturers.

Investing Activities
Cash used in investing activities increased by $105.6 million in 2015 and was primarily the result of the acquisitions of Maingate, Accel and MobiquiThings and increased capital expenditures compared to 2014. Cash used in 2014 was mainly related to the acquisition of In Motion and capital expenditures offset by the receipt of escrow funds related to the sale of the Aircard business.

Cash used for the purchase of capital equipment was primarily for production and tooling equipment, research and development equipment, and computer equipment & software, while cash used for intangible assets was driven primarily by patent registration costs and software licensing costs.

Financing Activities
Cash used in financing activities increased $3.1 million year-over-year, primarily due to the reduced issuance of common shares which provided an additional $2.6 million in 2014 and higher spending on purchases of common shares to satisfy obligations under our restricted share unit plan in 2015.

Free Cash Flow
Our free cash flow for 2015 was negative $0.5 million compared to $37.9 million in 2014. This decrease was a result of lower operating cash flow and higher capital expenditures in 2015 compared to 2014.

Cash Requirements
Our near-term cash requirements are primarily related to funding our operations, capital expenditures, intellectual property (“IP”) licenses, and other obligations discussed below.  We continue to believe that our cash and cash equivalents of $93.9 million at December 31, 2015 and cash generated from operations will be sufficient to fund our expected working capital requirements for at least the next twelve months. Our capital expenditures during the first quarter of 2016 are expected to be primarily for factory test equipment, R&D equipment, tooling, leasehold improvements, software licenses and patents.  However, we cannot be certain that our actual cash requirements will not be greater than we currently expect.

The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2015.

Payments due by period (In thousands of dollars)	Total	2016	2017	2018	2019	2020	Thereafter
Operating lease obligations	$21,378	$5,224	$4,815	$3,735	$3,099	$2,527	$1,978
Capital lease obligations	517	212	156	101	44	4	—
Purchase obligations (1)	87,631	87,631	—	—	—	—	—
Acquisition contingent consideration (2)	502	9	195	298	—	—	—
Other long-term liabilities (3)	44,065	—	—	—	—	—	—
Total	$154,093	$93,076	$5,166	$4,134	$3,143	$2,531	$1,978

(1) Purchase obligations represent obligations with certain contract manufacturers to buy a minimum amount of designated products between January 2016 and June 2016.  In certain of these arrangements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.
(2) Acquisition contingent consideration relates to expected payments to be made under the performance-based earnout formulas for the MobiquiThings acquisition. The obligation include the portion recognized as purchase price consideration and do not reflect the effect of discount rates.
(3) Other long-term liabilities include the long-term portions of accrued royalties which because of their contingent nature are not directly attributable to any specific time period .

Normal Course Issuer Bid
On February 4, 2016, we received approval from the TSX of our Notice of Intention to make a Normal Course Issuer Bid (the "Bid"). Pursuant to the Bid, we may purchase for cancellation up to 3,149,199 of our common shares, or approximately 9.7% of the common shares outstanding as of the date of the announcement. The Bid commenced on February 9, 2016 and will terminate on the earlier of: (i) February 8, 2017, (ii) the date the Company completes its purchases pursuant to the notice of intention filed with the TSX, or (iii) the date of notice by the Company of termination of the Bid. As of February 29, 2016, we had purchased 549,583 common shares at an average price of $11.18 per share.

On February 29, 2016, we established an automatic share purchase plan in connection with the previously announced Bid with a designated broker to allow for the purchase of Common Shares under the NCIB at times when the Company would ordinarily not be permitted to purchase shares due to regulatory restrictions.

Capital Resources

The source of funds for our future capital expenditures and commitments includes cash, accounts receivables, cash from operations and borrowings under our credit facilities.

	2015				2014
(In thousands of dollars)	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31
Cash and cash equivalents	$93,936	$88,369	$96,474	$99,555	$207,062	$196,086	$168,418	$151,339
Unused credit facilities	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000
Total	$103,936	$98,369	$106,474	$109,555	$217,062	$206,086	$178,418	$161,339

Credit Facilities
We have a $10 million revolving term credit facility ("the Revolving Facility") with Toronto Dominion Bank and the Canadian Imperial Bank of Commerce. The term of the Revolving Facility has been extended to January 31, 2017. The Revolving Facility is for working capital requirements, is secured by a pledge against all of our assets and is subject to borrowing base limitations. As at December 31, 2015, there were no borrowings under the Revolving Facility.

Letters of Credit
We have access to a revolving standby letter of credit facility of $10 million from Toronto Dominion Bank. The credit facility is used for the issuance of letters of credit for project related performance guarantees and is guaranteed by Export Development Canada. As of December 31, 2015, there were no letters of credit issued against the revolving standby letter of credit facility.

NON-GAAP FINANCIAL MEASURES

Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented.  In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance.  The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Our non-GAAP financial measures include non-GAAP gross margin, non-GAAP earnings (loss) from operations, Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), non-GAAP net earnings (loss), non-GAAP diluted earnings (loss) per share and free cash flow.  Non-GAAP results exclude the impact of stock-based compensation expense and related social taxes, amortization related to acquisitions, acquisition-related and disposition costs, restructuring costs, integration costs, impairment, foreign exchange gains or losses on translation of balance sheet accounts and certain tax adjustments. We disclose non-GAAP financial measures as we believe they provide useful information to evaluate our operating results, for financial and operational decision-making purposes and to assist in comparisons from one period to another.  Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.  We strongly encourage investors to review our financial information in its entirety and not to rely on a single financial measure. We therefore believe that despite these limitations, it is appropriate to supplement the U.S. GAAP measures with certain non-GAAP measures defined in this section of our MD&A.

Adjusted EBITDA is defined as earnings (loss) from operations plus stock-based compensation and related social taxes, acquisition-related and integration costs, restructuring costs, impairment and amortization. Adjusted EBITDA can also be calculated as non-GAAP earnings (loss) from operations plus amortization excluding acquisition related amortization. We believe that Adjusted EBITDA is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and fund future capital expenditures. Adjusted EBITDA is also used by investors and analysts for valuation purposes. Free cash flow is defined as cash flow from operating activities less capital expenditures and increases in intangibles. We believe that disclosure of free cash flow provides a good measure of our ability to generate cash that can be used for expansion of the business.

The following table provides a reconciliation of the non-GAAP financial measures to our most directly comparable U.S. GAAP results for years ended December 31:

(in thousands of U.S. dollars, except where otherwise stated)	2015	2014	2013

Gross margin - GAAP	$193,855	$178,979	$145,641
Stock-based compensation and related social taxes	647	555	406
Gross margin - Non-GAAP	$194,502	$179,534	$146,047

Earnings (loss) from operations - GAAP	$10,114	$(6,594)	$(17,664)
Stock-based compensation and related social taxes	9,685	10,464	7,990
Acquisition-related and integration	1,945	2,670	535
Restructuring	951	1,598	171
Impairment	—	3,756	280
Acquisition related amortization	9,666	10,900	13,741
Earnings from operations - Non-GAAP	$32,361	$22,794	$5,053
Amortization (excluding acquisition related amortization)	10,550	12,617	13,649
Adjusted EBITDA	$42,911	$35,411	$18,702

Net loss from continuing operations - GAAP	$(2,674)	$(16,853)	$(15,550)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition-related, integration, and acquisition related amortization, net of tax	22,063	29,337	22,620
Unrealized foreign exchange loss (gain)	11,596	12,285	(3,912)
Income tax adjustments	(5,211)	(4,921)	3,784
Net earnings from continuing operations - Non-GAAP	$25,774	$19,848	$6,942

Net earnings from discontinued operations - GAAP	$—	$—	$70,588
Stock-based compensation and disposition costs	—	—	4,014
Gain on sale of AirCard business	—	—	(70,182)
Net earnings from discontinued operations - Non-GAAP	$—	$—	$4,420

Net earnings (loss) - GAAP	$(2,674)	$(16,853)	$55,038
Net earnings (loss) - Non-GAAP	25,774	19,848	11,362

Diluted earnings (loss) from continuing operations per share
GAAP - (in dollars)	$(0.08)	$(0.53)	$(0.50)
Non-GAAP - (in dollars)	$0.80	$0.63	$0.23

Net earnings (loss) per share - diluted
GAAP - (in dollars)	$(0.08)	$(0.53)	$1.79
Non-GAAP - (in dollars)	$0.80	$0.63	$0.37

The following table provides a quarterly reconciliation of the non-GAAP financial measures to our most directly comparable U.S. GAAP results:

	2015				2014
(in thousands of U.S. dollars, except where otherwise stated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Gross margin - GAAP	$45,063	$49,009	$50,947	$48,836	$50,006	$47,055	$43,321	$38,597
Stock-based compensation and related social taxes	106	146	147	248	131	134	130	160
Gross margin - Non-GAAP	$45,169	$49,155	$51,094	$49,084	$50,137	$47,189	$43,451	$38,757

Earnings (loss) from operations - GAAP	$(674)	$4,202	$4,112	$2,474	$3,399	$2,943	$(6,264)	$(6,672)
Stock-based compensation and related social taxes	1,670	2,557	2,858	2,600	2,432	2,402	2,326	3,304
Acquisition-related and integration	(616)	443	1,015	1,103	1,273	356	71	970
Restructuring	201	39	711	—	540	71	987	—
Impairment	—	—	—	—	—	—	3,756	—
Acquisition related amortization	2,734	2,234	2,029	2,669	2,389	2,609	2,784	3,118
Earnings (loss) from operations - Non-GAAP	$3,315	$9,475	$10,725	$8,846	$10,033	$8,381	$3,660	$720
Amortization (excluding acquisition related amortization)	3,030	2,635	2,423	2,462	2,699	3,400	3,153	3,365
Adjusted EBITDA	$6,345	$12,110	$13,148	$11,308	$12,732	$11,781	$6,813	$4,085

Net earnings (loss) - GAAP	$(383)	$3,286	$4,076	$(9,653)	$(1,701)	$(2,904)	$(8,243)	$(4,005)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition-related, integration, and acquisition related amortization, net of tax	4,016	5,232	6,443	6,372	6,618	5,414	9,916	7,389
Unrealized foreign exchange loss (gain)	1,393	(51)	(1,581)	11,835	3,798	7,953	916	(382)
Income tax adjustments	(2,490)	(1,048)	(301)	(1,372)	378	(2,781)	1	(2,519)
Net earnings (loss) - Non-GAAP	$2,536	$7,419	$8,637	$7,182	$9,093	$7,682	$2,590	$483

Diluted earnings (loss) per share
GAAP - (in dollars)	$(0.01)	$0.10	$0.12	$(0.30)	$(0.05)	$(0.09)	$(0.26)	$(0.13)
Non-GAAP - (in dollars)	$0.08	$0.23	$0.26	$0.22	$0.29	$0.24	$0.08	$0.02

Free Cash Flow:

(in thousands of U.S. dollars)	2015	2014	2013
Cash flows from operating activities	$14,533	$48,700	$16,816
Capital expenditures and increase in intangible assets	(15,079)	(10,829)	(13,570)
Free Cash Flow	$(546)	$37,871	$3,246

OFF-BALANCE SHEET ARRANGEMENTS

We did not have any off-balance sheet arrangements during the years ended December 31, 2015 and 2014.

TRANSACTIONS BETWEEN RELATED PARTIES

We did not undertake any transactions with related parties during the years ended December 31, 2015 and 2014.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our consolidated financial statements in accordance with U.S. GAAP and we make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities.  Note 2, Summary of significant accounting policies, in the December 31, 2015 consolidated financial statements includes a summary of the significant accounting policies used in the preparation of our consolidated financial statements.  While all of the significant accounting policies are important to the annual consolidated financial statements, some of these policies may be viewed as involving a high degree of judgment.

On an ongoing basis, we evaluate our estimates and judgments, including those related to business combinations, revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, income taxes, useful lives of long-lived assets, adequacy of warranty reserve, royalty obligations, contingencies, stock-based compensation, and fair value measurement.  We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances.  By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results could differ materially from our estimates.

The following critical accounting policies require management’s most difficult, subjective and complex judgments, and are subject to measurement uncertainty.

Business combinations

We account for our business combinations using the acquisition method.  Under this method, estimates we make to determine the fair values of acquired assets and liabilities assumed include judgments in our determinations of acquired intangible assets and assessment of the fair value of existing property and equipment.  Assumed liabilities can include litigation and other contingency reserves existing at the time of the acquisition.  Goodwill is recognized as of the acquisition date as the excess of the fair value of consideration transferred over the estimated fair values of net identifiable assets acquired and liabilities assumed at their acquisition date.  Acquisition related expenses are separately recognized from business combination and are expensed as incurred.

When establishing fair values, we make significant estimates and assumptions, especially with respect to intangible assets.  Intangible assets acquired and recorded by us may include patents, intellectual property, customer relationships, brand, backlog and in-process research and development.  Estimates include but are not limited to the forecasting of future cash flows and discount rates.  From time to time, we may engage third-party firms to assist us in determining the fair value of assets and liabilities assumed.  Our estimates of fair values are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable.  As a result, actual results may differ from estimates impacting our earnings.

Revenue recognition

We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as persuasive evidence of an arrangement exists, delivery has occurred, price is fixed or determinable, and collection is reasonably assured. Customers include resellers and distributors, OEMs, mobile network operators, other enterprises and public sector entities. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.  A significant portion of our revenue is generated from sales to resellers.  We recognize revenue on the portion of sales to certain resellers that are subject to contract provisions allowing various rights of return and stock rotation, upon the earlier of when the rights have expired or the products have been reported as sold by the resellers.  Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.  Revenue from licensed software is recognized at the inception of the license term.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided.  Technical support contracts extending beyond the current period are recorded as deferred revenue and amortized into income over the applicable earning period.

Funding from certain research and development agreements is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met and when there is reasonable assurance the funding will be received. Certain research and development funding may be repayable on the occurrence of specified future events. We recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable. Government research and development arrangements are recognized as a reduction of the related expense when the criteria stipulated under the terms of the agreements have been met and when there is reasonable assurance the funding will be received.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments.  We consider the following factors when determining whether collection is reasonably assured:  customer credit-worthiness, past transaction history with the customer, insured amounts, if any, current economic industry trends and changes in customer payment terms.  If we have no previous experience with the customer, we typically obtain reports from credit organizations to ensure that the customer has a history of paying its creditors.  We may also request financial information, including financial statements, to ensure that the customer has the means of making payment.  If these factors indicate collection is not reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash.  If the financial condition of any of our customers deteriorates, we may increase our allowance.

As at December 31, 2015, accounts receivable comprised 21.3% of total assets.  Included in this balance was a provision of $2.1 million for doubtful accounts, or 1.8% of accounts receivable compared to $2.3 million for doubtful accounts, or 2.1% of accounts receivable as at December 31, 2014.  We believe our allowance for doubtful accounts as at December 31, 2015 is adequate to provide for probable losses existing in accounts receivable.

Inventory

We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value. We assess the need for an inventory write-down and/or an accrual for estimated losses on inventory purchase commitments based on our assessment of estimated market value using assumptions about future demand and market conditions. Our reserve requirements generally increase as our projected demand requirements decrease, due to market conditions, technological and product life cycle changes and longer than previously expected usage periods.  If market conditions are worse than our projections, we may further write-down the value of our inventory or increase the accrual for estimated losses on inventory purchase commitments.

Goodwill and intangible assets

Goodwill and intangible assets are assessed for impairment on an annual basis and between annual tests whenever circumstances indicate that the carrying value of the goodwill and intangible assets might be impaired. We performed our annual test on September 30, 2015. Circumstances may include an adverse change in business climate or a more likely than not expectation that a reporting unit will be sold or disposed. On at least a quarterly basis, we assess whether such circumstances exist. An evaluation of recoverability of goodwill requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the estimated fair value of each reporting unit. Significant judgments that are required on our part to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates, consideration of appropriate control premium, market conditions, and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit and may result in impairment charges in future periods.

At December 31, 2015, our goodwill balance was $156.5 million.  We determined that there was no impairment as the fair values of each of our reporting units exceeded their respective carrying values as at September 30, 2015.  Our analysis took into consideration an income valuation approach using the expected discounted cash flows for each reporting unit. The principal factors used in the discounted cash flow analysis were the projected results of operations, the discount rate based on our estimated weighted average cost of capital, and terminal value assumptions for each reporting unit.  The discounted cash flow model used was based on our business plan, as approved by our Board of Directors.  For years subsequent to those contained in our business plan, we analyzed third party forecasts and other macro-economic indicators that impact our reporting units to provide a reasonable estimate of revenue growth in future periods.  Our gross margins and operating expense estimates were consistent with those generated in recent historical periods.  We also developed assumptions for the amount of working capital and capital expenditures needed to support each reporting unit.

We implemented a new organization structure that resulted in three reportable segments effective October 1, 2015.  Accordingly, we reassigned goodwill using a relative fair value allocation approach and updated our goodwill valuation analysis. There was no impairment of goodwill during the years ended December 31, 2015, 2014 and 2013.

In addition to the income valuation approach noted above, we also considered our current market capitalization, which was approximately $509.0 million at December 31, 2015 and exceeds our book value of $358.3 million.

Income taxes

We recognize and measure each tax position related to income tax positions taken or expected to be taken in a tax return.  We have reviewed our tax positions to determine which should be recognized and measured according to the more likely than not threshold requirement.  The tax benefits recognized in the financial statements are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.  If the realization of a tax position is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income from continuing operations, tax planning strategies and transactions in making our assessment. If our assessment of our ability to realize our deferred tax assets changes, we may make an adjustment to our deferred tax assets that would be charged to income (loss).

We do not provide for taxes on foreign earnings as it is our intention to indefinitely reinvest undistributed earnings of our foreign subsidiaries.  It is not practical to estimate the income tax liability that might be incurred if there is a change in management’s intention in the event that a remittance of such earnings occurs in the future.

The ultimate amount of future income taxes and income tax provision could be materially different from those recorded, as it is influenced by our future operating results and our tax interpretations.

Amortization

Amortization of property and equipment and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of property and equipment and intangible assets.

Warranty costs

We accrue product warranty costs in accrued liabilities to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience, product quality and management’s estimates.  If there is a change in these factors, we adjust our accrual accordingly.

Royalty obligations

Under certain license agreements we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation in accrued liabilities and other long-term liabilities.  When the agreements are finalized, the estimates are revised accordingly.

Contingencies

We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business.  We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Significant judgment is required in both the determination of probability and the determination as to whether an amount of a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to the particular matter.  To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.

In some instances, we are unable to reasonably estimate any potential loss or range of loss.  The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the company. There are many reasons why we cannot make these assessments, including, among others, one or more of the following: in the early stage of a proceeding, the claimant is not required to specifically identify the patent that has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or being incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to our activities is a labour-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation.  While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigation, and intend to defend ourselves vigorously in all cases, in light of the inherent uncertainties in litigation there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made.  Losses in connection with any litigation for which we are not presently able to reasonable estimate any potential loss or range of loss could be material to our results of operations and financial condition.

Stock-based compensation

We recognize stock-based compensation expense for all stock-based compensation awards based on the fair value at grant date. We recognize stock-based compensation expense for those shares expected to vest on a straight-line basis over the requisite service period of the award.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires subjective assumptions. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Fair value measurement

We measure our short-term investments at fair value, defined as the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining fair value measurements, we consider the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of non-performance.

An established fair value hierarchy requires the company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is both available and significant to the fair value measurement.  Three levels of inputs may be used to measure fair value as detailed below.

•	Level 1 - Quoted prices in active markets for identical assets or liabilities.

•
Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 - Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The determination of fair value requires judgments, assumptions and estimates and may change over time.

OUTSTANDING SHARE DATA

As of the date of this MD&A, we had 32,121,578 common shares issued and outstanding, stock options exercisable into 1,533,163 common shares at a weighted average exercise price of $13.68 and 443,724 restricted treasury share units outstanding.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING CURRENT PERIOD

In September 2015, the FASB issued ASU 2015-16, Simplifying the Accounting for Measurement-Period Adjustments. The update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The standard is effective for fiscal years beginning after December 15, 2015. Early application is permitted. We elected to early adopt this standard in the fourth quarter of 2015. During the fourth quarter of 2015, we made adjustments to the amounts previously recorded on the 2015 acquisitions of Wireless Maingate AB, Accel Networks LLC, and MobiquiThings SAS.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606). The update is intended to clarify the principles of recognizing revenue, and to develop a common revenue standard for U.S. GAAP and IFRS that would remove inconsistencies in revenue requirements, leading to improved comparability of revenue recognition practices across entities and industries. ASC 606 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard is effective for annual and interim financial statements for fiscal years beginning after December 15, 2017. Early application is permitted in fiscal years beginning after December 15, 2016. We are in the process of evaluating the impact of this update and cannot reasonably estimate the effect on our financial statements and business at this time.
In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The update provides guidance about management's responsibility in evaluating whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. Given our financial condition, we do not expect the update to have a significant impact on our disclosures.
In April 2015, the FASB issued ASU 2015-05, Customer's Accounting for Fees Paid in a Cloud Computing Arrangement. The update provides accounting guidance for customers with cloud computing arrangements. The standard is effective for interim and annual periods ending after December 15, 2015. Early application is permitted. This update does not have a material impact on our financial statements and business.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory. The update provides that an entity should measure inventory within the scope of the standard at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The standard is effective for interim and annual periods ending after December 15, 2016 and applied prospectively. Early application is permitted. We do not expect this update to have a material impact on our financial statements and business.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes. The update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The standard is effective for interim and annual periods ending after December 15, 2016. Early application is permitted. Other than the revised presentation of deferred tax liabilities and assets from current to noncurrent, we do not expect this update to have an impact on our financial statements and business.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This update is to improve transparency and comparability among organizations by requiring lessees to recognize right-of-use assets and lease liabilities on the balance sheet and requiring additional disclosure about leasing arrangements. The standard is effective for fiscal years beginning after December 15, 2018. Early application is permitted. We are in the process of evaluating the impact of this update and cannot reasonably estimate the effect on our financial statements and business at this time.

DISCLOSURE CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining adequate disclosure controls and procedures for the Company.  Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed with securities regulatory authorities is recorded, processed, summarized and reported within time periods specified in applicable securities regulations, and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

We conducted an evaluation of the effectiveness of our disclosure controls and procedures, which was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, as of December 31, 2015.  Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2015 to ensure that information required to be disclosed by us in the reports we file or submit under applicable securities laws and regulations is recorded, processed, summarized, and reported within the time periods specified thereby.

We do not expect that our disclosure controls and procedures will prevent all errors and all fraud. Control procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control procedures are met. Because of the inherent limitations in all control procedures, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. We considered these limitations during the development of our disclosure controls and procedures and will periodically re-evaluate them to ensure they provide reasonable assurance that such controls and procedures are effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934 and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2015, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

KPMG LLP (“KPMG”), an independent registered public accounting firm, who audited and reported on our consolidated financial statements as at and for the year ended December 31, 2015, has issued an attestation report on our internal control over financial reporting as of December 31, 2015.  Their attestation report is included with our consolidated financial statements.

There were no changes in our internal control over financial reporting during the year ended December 31, 2015 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.   The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

LEGAL PROCEEDINGS

In February 2015, a patent holding company, Wetro Lan, filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas, asserting patent infringement by us of one patent which expired in 2012. The lawsuit makes certain allegations concerning our AirLink router products which were sold prior to the patent’s expiry. The lawsuit was dismissed with prejudice in the fourth quarter of 2015 and did not have a material impact on our operating results.
On January 6, 2014, we received notice from the International Chamber of Commerce ("ICC") of arbitration proceedings launched by Nokia against us, for alleged unpaid royalties of approximately €32 million. On November 24, 2015, following a hearing, we received notice from the ICC of a decision in our favour in the proceedings.
In January 2012, a patent holding company, M2M Solutions LLC ("M2M"), filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications. The claim construction order has determined one of the two patents-in-suit to be indefinite and therefore invalid. A motion for summary judgment of non-infringement and invalidity has been filed by us and a decision is currently pending. We anticipate that M2M will not proceed with its infringement case against us, but will eventually appeal the claim construction order. Trials against two other defendants in related cases involving the same patents are scheduled for March and April 2016, respectively. Any appeals from the claim construction order may follow the disposition of these trials. In August 2014, M2M filed a second patent infringement lawsuit against us in the same court with respect to a recently issued patent held by M2M, which patent is a continuation of one of the patents-in-suit in the original lawsuit filed against us by M2M. The lawsuit has been administratively closed pending the result of several

Inter Partes Review proceedings filed by us and the other defendants with the United States Patent and Trial Appeal Board (PTAB) in August and October of 2015. The PTAB has declined to institute proceedings in respect of the first two of these filings and has yet to make a determination on the remaining three filings, including ours.
Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

IP Indemnification Claims

We have been notified by one or more of our customers in each of the following matters that we may have an obligation to indemnify them in respect of the products we supply to them:

In May 2013, a patent holding company, Adaptix, Inc., filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas against one of our customers asserting patent infringement in relation to our customer’s products, which may include certain LTE products which utilize modules sold to them by us. In March 2014, the lawsuit was transferred to the United States District Court for the Northern District of California. The lawsuit was dismissed with prejudice in June 2015 and we do not believe that this outcome will have a material adverse effect on our operating results. In June 2015, Adaptix filed amended complaints in the Eastern District of Texas against two carriers asserting patent infringement against them in relation to certain cellular communication devices sold by the carriers for use on their 4G LTE wireless networks, which products include certain products which may utilize modules sold to the original equipment manufacturer by us and certain AirCard products sold to the carriers by us prior to the transfer of the AirCard business to Netgear. The two cases have been consolidated and the claim construction hearing is scheduled for July 2016, with the first trial for the consolidated cases to occur in May 2017.
In February 2012, a patent holding company, Intellectual Ventures (comprised of Intellectual Ventures I LLC and Intellectual Ventures II LLC), filed a patent infringement lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to several of our customer's products and services, including the mobile hotspots sold to them by us prior to the transfer of the AirCard business to Netgear. The lawsuit was split into several separate lawsuits and amended complaints were filed in October 2013. We are currently intervening in two of the cases in defense of our products with respect to one patent-in-suit alleged to relate to Wi-Fi standards. The lawsuits are in the discovery stage. A claim construction order was issued in March 2015.
A patent holding company, Eon Corp. IP Holdings, LLC ("Eon"), filed a patent infringement lawsuit against one of our customers in October 2010 in the United States District Court for the Eastern District of Texas, which was subsequently transferred to the United States District Court for the Northern District of California. The lawsuit involves assertions of patent infringement in relation to wireless modems sold to our customer by us prior to the transfer of the AirCard business to Netgear. A claim construction order was issued in July 2013, and the defendant's motion for summary judgment of non-infringement was granted by the Court in March 2014. In March 2015, this judgment was affirmed by the United States Court of Appeals for the Federal Circuit. Eon filed a patent litigation lawsuit against another of our former AirCard customers in January 2012 in the United States District Court for the District of Puerto Rico involving the same patent-in-suit in the California lawsuit plus three additional patents. This lawsuit was transferred in part to the District of Delaware with respect to claims related to one of the four patents-in-suit, which claims related to interactive television. The Delaware case has since been closed. The claim construction order in the Puerto Rico case was issued in April 2014. The case was closed in September 2014 following the filing of a joint notice of stipulation of dismissal without prejudice.
Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

RISKS AND UNCERTAINTIES

Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. The risks and uncertainties described below are those which we currently believe to be material, and do not represent all of the risks that we face.  Additional risks and uncertainties, not presently known to us, may become material in the future or those risks that we currently believe to be immaterial may become material in the future.  If any of the following risks actually occur, alone or in combination, our business, financial condition and results of operations, as well as the market price of our common shares, could be materially adversely affected.

Competition from new or established IoT, cloud services and wireless services companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and/or loss of business with resulting reduced revenues and gross margins.
The market for IoT products and services is highly competitive and rapidly evolving. We have experienced and expect to continue to experience intense competition. More established and larger companies with strong brands and greater financial, technical and marketing resources or companies with different business models sell products and services that compete with ours and we expect this competition to intensify. Business combinations or strategic alliances by our competitors could weaken our competitive position. We may also introduce new products or services that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes and introduce new products before we do or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing, more desired or better quality features or more efficient sales channels. If we are unable to compete effectively with our competitors' pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products, resulting in reduced revenue and reduced gross margins. In addition, new market entrants or alliances between customers and suppliers could emerge to disrupt the markets in which we operate through disintermediation of our modules business or other means. There can be no assurance that we will be able to compete successfully and withstand competitive pressures.

Acquisitions and divestitures of businesses or technologies may result in disruptions to our business or may not achieve the anticipated benefits.
The growth of our Company through the successful acquisition and integration of complementary businesses is an important component of our business strategy. For example, on January 16, 2015 we completed the acquisition of Maingate, on June 18, 2015 we completed the acquisition of substantially all of the assets of Accel and on September 2, 2015 we completed the acquisition of all of the outstanding shares of MobiquiThings. We continue to seek opportunities to acquire or invest in businesses, products and technologies that expand, complement or otherwise relate to our business. Any acquisitions, investments or business combinations by us may be accompanied by risks commonly encountered including, but not limited to, the following:

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exposure to unknown liabilities or risks of acquired companies, including unknown litigation related to acts or omissions of an acquired company and/or its directors and officers prior to the acquisition, deficiencies in disclosure controls and procedures of the acquired company and deficiencies in internal controls over financial reporting of the acquired company;

•	higher than anticipated acquisition and integration costs and expenses;

•	the difficulty and expense of integrating the operations and personnel of the acquired companies;

•	use of cash to support the operations of an acquired business;

•	increased foreign exchange translation risk depending on the currency denomination of the revenue and expenses of the acquired business;

•	disruption of, and demands on, our ongoing business as a result of integration activities including diversion of management's time and attention from the ongoing business;

•	failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•	the inability to implement uniform standards, disclosure controls and procedures, internal controls over financial reporting and other procedures and policies in a timely manner;

•	the potential loss of key employees and customers;

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decrease in our share price if the market perceives that an acquisition does not fit our strategy, the price paid is excessive in light of other similar transactions or that the terms of the acquisition are not favorable to our earnings growth;

•	litigation and settlement costs if shareholders bring lawsuits triggered by acquisition or divestiture activities;

•	decrease in our share price, if, as a result of our acquisition strategy or growth, we decide to raise additional capital through an offering of securities; and

•	dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances and cultural differences may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.
As business circumstances dictate,we may also decide to divest assets, technologies or businesses. For example, on April 2, 2013 we completed the sale of our AirCard business to NetGear, Inc. In a divestiture, we may not be successful in identifying or managing the risks commonly encountered, including: higher than anticipated costs; disruption of, and demands on, our ongoing business; diversion of management's time and attention; adverse effects on existing business relationships with suppliers and customers and employee issues. We may not be successful in overcoming these risks or any other problems encountered in connection with a divestiture of assets, technologies or businesses which, if realized, could reduce shareholder value.
In addition, we may be unsuccessful at bringing to conclusion proposed transactions. Negotiations and closing activities of transactions are complex functions subject to numerous unforeseen events that may impede the speed at which a transaction is closed or even prevent a transaction from closing. Failure to conclude transactions in an efficient manner may prevent us from advancing other opportunities or introduce unanticipated transition costs.

The loss of any of our significant customers could adversely affect our revenue and profitability, and therefore shareholder value.
We sell our products to OEM's, enterprises, distributors, resellers and network operators, and we are occasionally party to sales agreements with customers comprising a significant portion of our revenue. Accordingly, our business and future success depends on our ability to maintain and build on existing relationships and develop new relationships with OEMs, enterprises, distributors, resellers and network operators. If certain of our significant customers, for any reason, discontinues their relationship with us or reduces or postpones current or expected purchase orders for products, or suffers from business loss, our revenues and profitability could decline materially.
In addition, our current customers purchase our products under purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline materially.

Cyber attacks or other breaches of information technology security could have an adverse impact on our business.

We rely on certain internal processes, infrastructure and information technology systems to efficiently operate our business in a secure manner, including infrastructure and systems operated by third parties. The inability to continue to enhance or prevent a failure of these internal processes, infrastructure or information technology systems could negatively impact our ability to operate our business. In particular, our cloud and connectivity services depend on very high levels of network reliability and availability in order to provide our customers with the ability to continuously monitor and receive data from their devices.
Cyber attacks or other breaches of network or IT systems security may cause disruptions to our operations including the ability to provide device management and other cloud-based services to our customers. A major security breach could result in the loss of critical data, theft of intellectual property, disclosure of confidential information, customer claims and litigation, reduced revenues due to business interruption, costs associated with remediation of infrastructure and systems, class action and derivative action lawsuits and damage to our reputation. Furthermore, the prevalence and sophistication of these types of threats are increasing and our security measures may not be sufficient to prevent the damage that such threats can inflict on our assets and information. Our insurance may not be adequate to fully reimburse us for these costs and losses.
We may be found to infringe on the intellectual property rights of others.
The industry has many participants that own, or claim to own, proprietary intellectual property. We license technology, intellectual property and software from third parties for use in our products and may be required to license additional technology, intellectual property and software in the future. In some cases, these licenses provide us with certain pass-through rights for the use of other third party intellectual property. There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products.

In the past we have received, and in the future we are likely to continue to receive, assertions or claims from third parties alleging that our products violate or infringe their intellectual property rights. We may be subject to these claims directly or through indemnities against these claims which we have provided to certain customers and other third parties. Our component suppliers and technology licensors do not typically indemnify us against these claims and therefore we do not have recourse against them in the event a claim is asserted against us or a customer we have indemnified. This potential liability, if realized, could materially adversely affect our operating results and financial condition.

Activity in this area by third parties, particularly those with tenuous claims, is increasing, resulting in us taking a more aggressive defensive approach, which may result in increased litigation. In the last few years, patent claims have been brought against us by third parties whose primary (or sole) business purpose is to acquire patents and other intellectual property rights, and not to manufacture and sell products and services. These entities aggressively pursue patent litigation, resulting in increased litigation costs for us. We expect that this recent development will continue for the foreseeable future. Infringement of intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may choose to pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•	we may be found to be liable for potentially substantial damages, liabilities and litigation costs, including attorneys' fees;

•	we may be prohibited from further use of intellectual property as a result of an injunction and may be required to cease selling our products that are subject to the claim;

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we may have to license third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms; in addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

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we may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales; in addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•	management attention and resources may be diverted;

•	our relationships with customers may be adversely affected; and

•	we may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In addition to potentially being found to be liable for substantial damages in the event of an unfavorable outcome in such a claim and our inability to either obtain a license from the third party on commercial terms or develop a non-infringing alternative, our business, operating results and financial condition may be materially adversely affected and we may have to cease the sale of certain products and restructure our business.
Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position. Our strategies to deter misappropriation could be inadequate due to the following risks:

•	non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada, France or other foreign countries;

•	undetected misappropriation of our intellectual property;

•	the substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•	development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and management resources could be diverted in order to defend our rights, which could disrupt our operations.
We may be unable to attract or retain key personnel which may harm our ability to compete effectively.
Our success depends in large part on the abilities and experience of our executive officers and other key employees. The loss of key employees or deterioration in overall employee morale and engagement as a result of organizational change could have an adverse impact on our growth, operations and profitability.
Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. We do not have fixed-term employment agreements with our key personnel. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.
We may have difficulty responding to changing technology, industry standards and customer requirements, and therefore be unable to develop new products or services in a timely manner which meet the needs of our customers.
The wireless communications industry is subject to rapid technological change, including evolving industry standards, frequent new product inventions, constant improvements in performance characteristics and short product life cycles. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preferences and requirements. Our ability to design, develop and commercially launch new products depends on a number of factors including, but not limited to, the following:

•	our ability to design and manufacture products or implement solutions and services at an acceptable cost and quality;

•	our ability to attract and retain skilled technical employees;

•	the availability of critical components from third parties;

•	our ability to successfully complete the development of products in a timely manner; and

•	the ability of third parties to complete and deliver on outsourced product development engagements.

A failure by us, or our suppliers, in any of these areas or a failure of new products or services to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we may be unable to recover our research and development expenses.
We develop products to meet our customers' requirements. OEM customers award design wins for the integration of wide area embedded wireless modules on a platform by platform basis. Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers' needs, we may not win their future business and our revenue and profitability may decrease.
In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments on a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.
Our financial results are subject to fluctuations that could have a material adverse effect on our business and that could affect the market price of our common shares.

Our revenue, gross margin, operating earnings and net earnings may vary from quarter-to-quarter and could be significantly impacted by a number of factors, including but not limited to the following:

•	price and product competition which may result in lower selling prices for some of our products or lost market share;

•	price and demand pressure on our products from our customers as they experience pressure in their businesses;

•	demand fluctuation based on the success of our customers in selling their products and solutions which incorporate our wireless products and software;

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development and timing of the introduction of our new products including the timing of sales orders, OEM and distributor customer sell through and design win cycles in our embedded wireless module business;

•	transition periods associated with the migration to new technologies;

•	potential commoditization and saturation in certain markets;

•	our ability to accurately forecast demand in order to properly align the purchase of components and the appropriate level of manufacturing capability;

•	product mix of our sales (our products have different gross margins — for example the embedded wireless module product line has lower gross margins than the higher margin rugged mobile product line);

•	possible delays or shortages in component supplies;

•	possible delays in the manufacture or shipment of current or new products;

•	possible product quality or factory yield issues that may increase our cost of goods sold;

•	concentration in our customer base;

•	seasonality in demand;

•	amount of inventory held by our channel partners;

•	possible fluctuations in certain foreign currencies relative to the U.S. dollar that may affect foreign denominated revenue, cost of goods sold and operating expenses;

•	impairment of our goodwill or intangible assets which may result in a significant charge to earnings in the period in which an impairment is determined;

•	achievement of milestones related to our professional services contracts; and

•	operating expenses that are generally fixed in the short-term and therefore difficult to rapidly adjust to different levels of business.

Any of the factors listed above could cause significant variations in our revenues, gross margin and earnings in any given quarter.  Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations, and financial condition.

Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, or other events or factors may result in wide fluctuations in the market price of our common shares. Broad market fluctuations or any failure of our operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares.

Continued difficult or uncertain global economic conditions could adversely affect our operating results and financial condition.

A significant portion of our business is in the United States, Europe and the Asia-Pacific region and we are particularly exposed to the downturns and current uncertainties that impact the wireless communications industry in those economies. Economic uncertainty may cause an increased level of commercial and consumer delinquencies, lack of consumer confidence resulting in delayed purchases or reduced volumes by our customers, credit tightening by lenders, increased market volatility and widespread reduction of business activity generally. To the extent that we experience further economic uncertainty, or deterioration in one of our large markets in the United States, Europe or the Asia-Pacific region, the resulting economic pressure on our customers may cause them to end their relationship with us, reduce or postpone current or expected orders for our products or services, or suffer from business failure, resulting in a material adverse impact to our revenues, profitability, cash flow and bad debt expense.

It is difficult to estimate or project the level of economic activity, including economic growth, in the markets we serve. As our budgeting and forecasting is based on the demand for our products and services, these economic uncertainties result in it being difficult for us to estimate future revenue and expenses.
We have been subject to certain class action lawsuits, and may in the future be subject to class action or derivative action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, in the future, we may be subject to class actions, derivative actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and will distract us from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our reputation, operating results, liquidity or financial position. Furthermore, we do not know with certainty if any of this type of litigation and resulting expenses will be fully or even partially covered by our insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.

Failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects or other quality issues that may result in product liability claims and product recalls could lead to unanticipated costs or otherwise harm our business.

Our products are comprised of hardware and software that is technologically complex and we are reliant on third parties to provide important components for our products. It is possible that our products may contain undetected errors or defects, especially when introduced or when new versions are released. As a result, our products may be rejected by our customers leading to loss of business, loss of revenue, additional development and customer service costs, unanticipated warranty claims, payment of monetary damages under contractual provisions and damage to our reputation.
We depend on a limited number of third parties to manufacture our products. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource the manufacturing of our products to several contract manufacturers and depend on these manufacturers to meet our needs in a timely and satisfactory manner at a reasonable cost. Third party manufacturers, or other third parties to which such third party manufacturers in turn outsource our manufacturing requirements, may not be able to satisfy our manufacturing requirements on a timely basis, including by failing to meet scheduled production and delivery deadlines or to meet our product quality requirements or the product quality requirements of our customers. Insufficient supply or an interruption or stoppage of supply from such third party manufacturers or our inability to obtain additional or substitute manufacturers when and if needed, and on a cost-effective basis, could have a material adverse effect on our business, results of operations and financial condition. Our reliance on third party manufacturers subjects us to a number of risks, including but not limited to the following:

•	potential business interruption due to unexpected events such as natural disasters, labor unrest or geopolitical events;

•	the absence of guaranteed or adequate manufacturing capacity;

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potential violations of laws and regulations by our manufacturers that may subject us to additional costs for duties, monetary penalties, seizure and loss of our products or loss of our import privileges, and damage to our reputation;

•	reduced control over delivery schedules, production levels, manufacturing yields, costs and product quality;

•	the inability of our contract manufacturers to secure adequate volumes of components in a timely manner at a reasonable cost; and

•	unexpected increases in manufacturing costs.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

Under our manufacturing agreements, in many cases we are required to place binding purchase orders with our manufacturers well in advance of our receipt of binding purchase orders from our customers. In this situation, we consider our customers' good faith, non-binding forecasts of demand for our products. As a result, if the number of actual products ordered by our customers is materially different from the number of products we have instructed our manufacturer to build (and to purchase components in respect of), then, if too many components have been purchased by our manufacturer, we may be required to purchase such excess component inventory, or, if an insufficient number of components have been purchased by our manufacturer, we may not be in a position to meet all of our customers' requirements. If we are unable to successfully manage our inventory levels and respond to our customers' purchase orders based on their forecasted quantities, our business, operating results and financial condition could be adversely affected.
We depend on single source suppliers for some components used in our products and if these suppliers are unable to meet our demand, the delivery of our products to our customers may be interrupted.

From time to time, certain components used in our products have been, and may continue to be, in short supply. Such shortages in allocation of components may result in a delay in filling orders from our customers, which may adversely affect our business. In addition, our products are comprised of components some of which are procured from single source suppliers, including where we have licensed certain software embedded in a component. Our single source suppliers may experience damage or interruption in their operations due to unforeseen events, become insolvent or bankrupt, or experience claims of infringement, all of which could delay or stop their shipment of components to us, which may adversely affect our business, operating results and financial condition. If there is a shortage of any such components and we cannot obtain an appropriate substitute from an alternate supplier of components, we may not be able to deliver sufficient quantities of our products to our customers. If such shortages occur, we may lose business or customers and our operating results and financial condition may be materially adversely affected.
We depend on wireless network carriers to promote and offer acceptable wireless data services.

Our products and our wireless connectivity services can only be used over wireless data networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by network carriers of next generation wireless data and networks and appropriate pricing of wireless data services. We also depend on successful strategic relationships with our network carrier partners and our operating results and financial condition could be harmed if they increase the price of their services or experience operational issues with their networks.

Contractual disputes could have a material adverse effect on our business.

Our business is exposed to the risk of contractual disputes with counterparties and as a result we may be involved in complaints, claims and litigation. We cannot predict the outcome of any complaint, claim or litigation. If a dispute cannot be resolved favorably, it may delay or interrupt our operations and may have a material adverse effect on our operating results, liquidity or financial position.

Government regulations could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union, the Asia-Pacific region and other regions in which we operate. For example, in the United States the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not receive approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to receive regulatory approvals from countries in which we may desire to sell products in the future. If we fail to comply with the applicable regulatory requirements, we may be subject to regulatory and civil liability, additional costs (including fines), reputational harm, and in severe cases, prevented from selling our products in certain jurisdictions.

We may also incur additional expenses or experience difficulties selling our products associated with complying with the SEC rules and reporting requirements related to conflict minerals. In August 2012, the SEC adopted new disclosure requirements implementing Section 1502 of the Dodd-Frank Wall Street Reform and Consumer

Protection Act of 2010 for manufacturers of products containing certain minerals that may originate from the Democratic Republic of Congo and adjoining countries. As a result, since 2013 we have been required to conduct certain country of origin and due diligence procedures in order to meet the SEC reporting requirements. The impact of the regulations may limit the sourcing and availability, or may increase the costs, of some of the metals used in the manufacture of our products. Also, since our supply chain is complex, we may be unable to sufficiently verify the origins for all metals used in our products through our supplier due diligence procedures.
The transmission, use and disclosure of user data and personal information could give rise to liabilities or additional costs as a result of laws, governmental regulations and carrier and other customer requirements or differing views of personal privacy rights.
Our products are used to transmit a large volume of data, including personal information. This information is increasingly subject to legislation and regulations in numerous jurisdictions around the world that is intended to protect the privacy and security of personal information as well as the collection, storage, transmission, use and disclosure of such information.
The interpretation of privacy and data protection laws in a number of jurisdictions is unclear and in a state of flux. There is a risk that these laws may be interpreted and applied in conflicting ways from country to country. Complying with these varying international requirements could cause us to incur additional costs and change our business practices. In addition, because our products are sold and used worldwide, certain foreign jurisdictions may claim that we are required to comply with their laws, even where we have no local entity, employees, or infrastructure.
We could be adversely affected if legislation or regulations are expanded to require changes in our products or business practices, if governmental authorities in the jurisdictions in which we do business interpret or implement their legislation or regulations in ways that negatively affect our business or if end users allege that their personal information was misappropriated as a result of a defect or vulnerability in our products. If we are required to allocate significant resources to modify our products or our existing security procedures for the personal information that our products transmit, our business, results of operations and financial condition may be adversely affected.

We are subject to risks inherent in foreign operations.
Sales outside North America represented approximately 69% of our revenue in 2015 and approximately 73% of our revenue in both fiscal 2014 and 2013. We maintain offices in a number of foreign jurisdictions. We have limited experience conducting business in some of the jurisdictions outside North America and we may not be aware of all the factors that may affect our business in foreign jurisdictions. We are subject to a number of risks associated with our international business operations that may increase liabilities, costs, lengthen sales cycles and require significant management attention. These risks include:

•	compliance with the laws of the United States, Canada and other countries that apply to our international operations, including import and export legislation, lawful access and privacy laws;

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compliance with existing and emerging anti-corruption laws, including the Foreign Corrupt Practices Act of the United States, the Corruption of Foreign Public Officials Act of Canada and the UK Bribery Act;

•	increased reliance on third parties to establish and maintain foreign operations;

•	the complexities and expense of administering a business abroad;

•	complications in compliance with, and unexpected changes in, foreign regulatory requirements, including requirements relating to content filtering and requests from law enforcement authorities;

•	trading and investment policies;

•	consumer protection laws that impose additional obligations on us or restrict our ability to provide limited warranty protection;

•	instability in economic or political conditions, including inflation, recession and actual or anticipated military conflicts, social upheaval or political uncertainty;

•	foreign currency fluctuations;

•	foreign exchange controls and cash repatriation restrictions;

•	tariffs and other trade barriers;

•	difficulties in collecting accounts receivable;

•	potential adverse tax consequences;

•	uncertainties of laws and enforcement relating to the protection of intellectual property or secured technology;

•	litigation in foreign court systems;

•	cultural and language differences;

•	difficulty in managing a geographically dispersed workforce in compliance with local laws and customs that vary from country to country; and

•	other factors, depending upon the country involved.

There can be no assurance the policies and procedures implemented by us to address or mitigate these risks will be successful, that our personnel will comply with them or that we will not experience these factors in the future or that they will not have a material adverse effect on our business, results of operations and financial condition.